Confidential
12 August, 2025

CONFIDENTIAL MEMORANDUM OF UNDERSTANDING
12 August, 2025

The following letter of intent is a summary of the principal terms contemplated for the proposed transaction described below ("MOU").

1. Proposed Transaction and Structure Matters	Pursuant to the terms and conditions of a Definitive Agreement (as herein defined), Diginex Limited (the "**Company**"), will acquire, either directly or indirectly, through a wholly-owned subsidiary of the Company, 100% of the issued and outstanding equity interests (collectively, the "**Shares**") of IDRRA Cyber Security Ltd, a company incorporated under the laws of the State of Israel ("**Target**" and such transaction, the "**Proposed Transaction**"). The structure of the Proposed Transaction is subject to the Company's diligence, tax consideration of the parties, and other discussions amongst the parties hereto.
2. Purchase Price	As consideration for the Shares in the Proposed Transaction and subject to the terms and conditions of this MOU (including the satisfactory completion of the Company's due diligence), the Company is prepared to offer: A. US$270,000,000 of Diginex Limited shares (the "**Share Consideration**"), each such share valued at the Consideration Price (as defined below). The number of shares to be issued will be calculated based on the Share Consideration divided by the Consideration Price; And B. a payment of up to US$35,000,000 in cash (the "**Cash Consideration**"), which assumes that the Target has zero financial debt, and cash of around US$5m at the closing of the Proposed Transaction (the "**Closing**"). The Cash Consideration shall be adjusted at Closing on a dollar-for-dollar basis to reflect any deviation from the assumed debt (zero) and cash levels. The Cash Consideration shall be paid in accordance with the provisions set forth below. The "**Consideration Price**" shall be the 60-business day trailing VWAP of DGNX as of the date of signing this MOU. The Consideration Price will be subject to various adjustments to be detailed in the Definitive Agreement, such as dividends, share bonus issue, splits, and similar matters. The Share Consideration shall be paid upon Closing (the "**Closing Consideration**") valued at the Consideration Price with such shares subject to a 9-month lock up period for 10% of the Share Consideration prorated among all shareholders of the Target; and of the remaining 90% of the Share consideration, the portion allocable to the two (2) Founders of the Target Jonatan Perry & Kobi Freedman (the "**Founders**") shall be subject to an 18-

month lock-up period, with the remaining portion for the other shareholders of the Target subject to a 12-month lock up period.

The Definitive Agreement will include a "**Registration Rights Agreement**" that provides for customary shelf, demand, and piggyback registration rights. This agreement will set out specific timelines and obligations regarding the filing and the registration of the Share Consideration, as well as the registration and resale of the Company's shares (including any shares issuable upon the exercise of warrants) held by the Target's shareholders and other securityholders.

In addition to the Share Consideration, the Company shall also pay the Cash Consideration as follows:

(1) A "**Closing Cash Consideration**" of US$15,000,000 to the Target shareholders where at least US$7,500,000 to be paid upon closing and the remaining cash will be paid up to sixty (60) business days following the Closing and secured in a way that will be agreed and defined in the Definitive Agreement.

(2) A "**Contingent Cash Consideration**" of US$ 20,000,000 to be paid to the Target shareholders in two (2) equal separate and independent tranches, provided that at the time of each tranche's payment date (and for the avoidance of doubt payable only if the relevant metrics are met as of the end of such accounting period): (i) either of the Founders have not resigned or been dismissed for cause by the Company through the applicable payment date, and (ii) the Company has achieved at least one of the following: consolidated audited EBITDA figures or Annual Recurring Revenues (ARR) as detailed hereby:

Tranche	Contingent Payment	Accounting Period	EBITDA Threshold	ARR Threshold
(1)	US$10,000,000	FY 2026	US$12,880,000	US$41,481,600
(2)	US$10,000,000	FY 2027	US$28,940,000	US$82,465,780

Each tranche of the Contingent Cash Consideration shall be payable immediately upon the publication of audited accounts confirming that the applicable threshold above mentioned has been met. For the metric with the highest % tranche achievement, if at least seventy-five percent (75%) of the applicable threshold has been achieved, the corresponding Contingent Cash Consideration shall be paid on a pro-rata basis, up to one hundred percent (100%), based on the actual threshold achieved relative to the shortfall with respect to the applicable threshold.

Following the Closing, the Company intends to provide the Target with up to US$10,000,000 in growth funding, to be disbursed based on performance metrics that will be discussed and agreed between the parties and an assessment of the estimated return on use of proceeds. In addition, the parties will agree on an annual growth budget and business plan, with the Target's management having reasonable autonomy to utilize the funding

	accordingly. The parties will include covenants to ensure continued support for the Target's business and implementation of the approved plan in the Definitive Agreement. Decision-making mechanisms, board composition and incentive for management will be mutually agreed by the parties.
3. Documentation	As soon as reasonably practicable following the date this MOU is signed by Target, the Company and Target will commence to negotiate a definitive acquisition agreement (the "**Definitive Agreement**") and any ancillary agreements contemplated thereby, to be initially drafted by the Target's counsel. The Definitive Agreement and any such ancillary agreements will contain representations, warranties, covenants, of both parties, and other customary terms and conditions for a transaction of the nature contemplated by this MOU.
4. Due Diligence	Target will permit, and will cause its representatives to permit, the Company and the Company representatives, during normal business hours and upon reasonable notice, access to Target's facilities, books and records, key employees, customers, suppliers and advisors for the purpose of completing the Company's independent due diligence review of the Target. The due diligence investigation will include, but is not limited to, a complete review of Target's financial, legal, tax, environmental, intellectual property and labor records and agreements, and any other matters the Company and the Company representatives deem relevant. Due Diligence shall start at the date of this MOU and shall be completed forty-five (45) calendar days from the signing of this MOU, provided, however, that this time frame shall be automatically extended by an additional 30-day period if, at that time, the Parties are still actively negotiating the Proposed Transaction (the "**Due Diligence Period**").
5. Conditions	The obligation of each of the Company and the Target to close the Proposed Transaction will be subject to its satisfaction , based solely on its own independent satisfactory Due Diligence, of customary conditions, including (without limitation): (i) the operation of the other party's business in the ordinary course, consistent with past practice, in all material respects, (ii) the accuracy of the other party's representations and warranties except for any inaccuracies therein that would not reasonably be expected to have a material adverse effect (other than fundamental representations and warranties, which shall be accurate in all respects), (iii) the accuracy of the other party's covenants in all material respects, (iv) the satisfaction or receipt of any material regulatory (including competition or antitrust) requirements or approvals (including, in the case of the Target, obtaining a pre-ruling approval from the Israeli Tax Authorities), (v) there being no material adverse effect on the business, results of operations, condition (financial or otherwise) or assets of the other party, and (vi) if requested by either party and mutually agreed upon, the Target management team entering into new offer letters and/or employment agreements with the Company, which

	employment arrangements shall be entered into concurrently with the signing of the Definitive Agreement and shall be effective as of the closing.
6. Confidentiality	The non-disclosure agreement dated 19 May 2025 between IDRRA Cyber Security Ltd and Diginex Limited remains in full force and effect.
7. Announcement	No announcement in respect of the matters covered by this MOU may be made unless the announcement and its specific content agreed in writing in advance by both parties, or required by relevant regulatory authorities as a legal obligation (including applicable listing standards and securities laws).
8. Exclusivity/Access	In consideration of the expenses that the Company has incurred and will incur in connection with the Proposed Transaction, commencing on the date this MOU is signed by Target and continuing until such time as this MOU has terminated in accordance with the provisions of Section 10 (such period, the "**Exclusivity Period**"), neither Target nor any of its affiliates or any of its or their respective equity holders, employees, officers, directors, representatives, agents and advisors (collectively, the "**Target Group**") shall initiate, solicit, entertain, facilitate, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any person or group of persons other than the Company and its representatives to acquire all or any significant part of the business and properties, assets, capital stock or capital stock equivalents of Target, whether by merger, purchase of shares, purchase of assets, tender offer or otherwise (an "**Acquisition Proposal**"), or provide any confidential information to any third party in connection with an Acquisition Proposal, or enter into any agreement, arrangement or understanding requiring Target or any Target shareholder to abandon, terminate or fail to consummate the Proposed Transaction with the Company. Target agrees to promptly notify the Company if any member of the Target Group receives any written offers in respect of an Acquisition Proposal during the Exclusivity Period, and will communicate to the Company in general detail the terms of any such offer. Immediately upon execution of this MOU by Target, Target shall, and shall cause the Target Group to, terminate any and all existing discussions or negotiations with any person or group of persons other than the Company regarding an Acquisition Proposal. Target represents that no member of the Target Group is party to or bound by any agreement with respect to an Acquisition Proposal other than under this MOU. In the event that Target or any member of the Target Group breaches or violates any of the first three paragraphs of this Section 8, Target shall reimburse the Company for all reasonable and documented out-of-pocket expenses of the Company incurred in connection with the Proposed Transaction promptly upon demand by the Company with respect thereto.

	For the sake of clarity, The Target will be allowed during the exclusivity period, to raise only up to $3m under its open SAFE agreement opened since January 2025.
9. Governing Law, Expenses & Specified Provisions	This MOU will be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles. Except as otherwise expressly provided in the Definitive Agreement or in Section 8 (Exclusivity/Access) above, the Company and the Target Group will be responsible for and bear all of their respective costs and expenses (including the expenses of their respective representatives) incurred at any time in connection with pursuing or consummating the Proposed Transaction (other than filing fees and expenses which will be solely borne by the Company). Except for the provisions of this Section 9 and Section 6 (Confidentiality), Section 7 (Announcement), Section 8 (Exclusivity/Access), Section 10 (Termination and Survival), and Section 11 (Miscellaneous) which are the legally binding and enforceable agreements of the parties to this MOU (the "**Specified Provisions**"), this MOU is merely an expression of interest and no obligations shall be created or come into existence hereunder (with the exception of the Specified Provisions), except after the negotiation, execution, and delivery of a definitive agreement, and then only in accordance with the terms and conditions thereof. Without limiting the foregoing, entry into a Definitive Agreement will be subject to (a) the Company having completed and, in its sole discretion, being satisfied with its due diligence and verification of the assumptions relied upon by the Company in structuring the Proposed Transaction and in establishing the consideration payable in the Proposed Transaction (b) the approval of the Proposed Transaction by the board of directors and stockholders, if applicable, of the Company; and (c) the Company's receipt of all required regulatory, statutory approvals necessary for the consummation of the Proposed Transaction, and any additional agreed terms to be detailed in the Definitive Agreement.
10. Termination and Survival	This MOU shall automatically terminate, without any action by the parties hereto, upon the earlier of (a) execution of the Definitive Agreement as contemplated by this MOU, (b) 5:00 p.m., New York City ("**NYC**") time on the 45 days following the date this MOU is signed by Target (provided, however, that this time frame shall be automatically extended by an additional 30-day period if, at that time, the Parties are still actively negotiating the Proposed Transaction), unless the parties mutually agree to extend such date, and (c) the Company's termination at any time upon written notice to Target; provided, however, that the Specified Provisions, other than the first three paragraphs of Section 8 (Exclusivity/Access), shall survive the expiration or termination of this MOU.
11. Miscellaneous	Each Party represents and warrants that it has obtained all necessary corporate, shareholder, and other approvals required for the execution, delivery, and performance of this MOU. Except for the Company's assignment to its wholly owned subsidiary, now existing or to be formed in contemplation of the Proposed Transaction, this MOU may not be assigned by any party hereto and may only be amended by a writing signed by the parties.

	This MOU may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This MOU and any amendments hereto, to the extent signed and delivered by means of electronic transmission of .pdf files or other image files via e-mail, cloud-based transfer or file transfer protocol, or use of a facsimile machine, shall be treated in all manner and respects and for all purposes as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

[Signature Page Follows]

Please evidence acceptance of this MOU by delivery of an executed copy of this MOU by Target to the Company no later than 5:00 p.m., NYC time, on 12 August 2025, after such time this MOU shall be null and void.

DIGINEX LIMITED

Signed by:
Miles Pelham
By: __________________________
Name: Miles Christian Pelham
Title: Chairman

Agreed to and accepted this 12 August, 2025 by:

IDRRA Cyber Security Limited

DocuSigned by:
Kobi Freedman
By:__________________________
Name: Kobi Freedman
Title: CEO